UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 May 2006

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 31, 2006	By:	/s/ Clare Carson
	Name:	Clare Carson
	Title:	Assistant Secretary

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2005. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st December 2005
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital - shares of £1 each	3,000,000
Authorised preference share capital - shares of £100 each	400
Authorised preference share capital - shares of £1 each	1
Authorised preference share capital - shares of U.S.$100 each	400
Authorised preference share capital - shares of U.S.$0.25 each	80,000
Authorised preference share capital - shares of €100 each	400

Ordinary shares - issued and fully paid shares of £1 each	2,318,361
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each (1)	—
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,348
Share premium account (2)	8,882
Available for sale reserve	257
Cash flow hedging reserve	70
Other shareholders’ equity	2,490
Translation reserve	156
Retained earnings	8,462

Shareholders’ equity excluding minority interests	22,665
Minority interests (3)	1,578

Total Shareholders’ equity	24,243

Group indebtedness (4)
Subordinated liabilities
Undated loan capital — non-convertible (5)	4,397
Dated loan capital — convertible	38
Dated loan capital — non-convertible (6)	8,028
Debt securities in issue	103,328

Total indebtedness	115,791

Total capitalisation and indebtedness	140,034

Group contingent liabilities
Acceptances and endorsements	283
Assets pledged as collateral security	38,035
Other contingent liabilities	8,825

Total contingent liabilities	47,143

Notes:

(1)	On 25th April 2006, Barclays Bank PLC issued 27,000,000 $0.25 6.625 per cent Non-Cumulative Callable Dollar Preference Shares. On 28th April 2006, Barclays Bank PLC issued an additional 3,000,000 $0.25 6.625 per cent Non-Cumulative Callable Dollar Preference Shares. The subscription price for each of these issuances was $25 per preference share.
(2)	As a result of the issuances of preference shares referred to in footnote 1 above, share premium has increased by approximately £403m (using the exchange rates prevailing at the date of issue of such shares).

(3)	On 25th April 2006, Absa Bank Limited issued 3,000,000 R0.01 non-cumulative, non-redeemable preference shares. The subscription price for this issuance was R1,000 per preference share.
(4)	“Group indebtedness” includes interest accrued as at 31st December 2005 in accordance with International Financial Reporting Standards.
(5)	On 31st March 2006, Barclays Bank PLC issued £500,000,000 5.3304 per cent Step-up Callable Perpetual Reserve Capital Instruments.
(6)	On 20th January 2006, Barclays Bank PLC issued €1,250,000,000 Callable Floating Rate Subordinated Notes due 2016. On 28th February 2006, Barclays Bank PLC redeemed $100,000,000 Floating Rate Subordinated Step-up Callable Notes due 2011. On 27th March 2006, Absa Bank Limited issued ZAR 2,000,000,000 8.10 per cent Subordinated Callable Notes due 2020. On 25th May 2006, Barclays Bank PLC redeemed $125,000,000 Floating Rate Subordinated Step-up Callable Notes due 2011.